As filed with the Securities and Exchange Commission on July 29, 2003

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2003

Commission File No. 001-14614

PETROLEUM GEO-SERVICES ASA

(Translation of registrant's name into English)

Strandveien 4
N-1366 Lysaker
Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]                Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [    ]                 No [X]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [    ]                No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ]                 No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On July 29, 2003, Petroleum Geo-Services ASA (the "Debtor") issued a press release in connection with its commencement of a Chapter 11 proceeding in the United States which included the filing of a plan of reorganization (the "Plan") for the Debtor and updated financial projections. A copy of the press release is attached hereto as Exhibit 99.1. The Debtor expects to file a separate report on Form 6-K with copies of the Plan and the projections no later than July 31, 2003.

Exhibit No.	Description
99.1	Press Release, dated July 29, 2003

*  *  *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEUM GEO-SERVICES ASA

By: /s/ Sverre Strandenes
Name: Sverre Strandenes Title: Senior Vice President

Date: July 29, 2003